

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2013

<u>Via E-Mail</u>
Andrew Freedman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re: Tessera Technologies, Inc.**
> **PRRN14A filed on April 2, 2013**
> **Filed by Starboard Value and Opportunity Master Fund Ltd,**
> **Starboard Value LP, et. al**
> **File No. 0-50460**

Dear Mr. Freedman:

        The Office of Mergers and Acquisitions has the following additional comments on the filing listed above and the accompanying response letter filed on the same day. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms have the same meaning as in your proxy statement.

<u>Revised Preliminary Proxy Statement filed on April 2, 2013</u>

1. Refer to the revised disclosure in the last paragraph on page 24. In the last sentence of that paragraph, you state that you will vote all proxies received in the manner specified and in the absence of specific instructions, in accordance 3ith Starboard's recommendations. You go on to state that the proxies will be voted in your discretion "with respect to any other matters that may be voted upon at the Annual Meeting." Revise to limit the scope of discretionary authority, consistent with the parameters of Rule 14a-4(c)(3), which permits the exercise of discretionary voting only with respect to matters of which you do not know a reasonable time before the meeting, if a specific statement to that effect is made in the proxy statement.

2. Based on recently announced changes to the Tessera Board, you state that you may consider adding up to two directors to the Board "for the sake of continuity." Specify the directors you would add or indicate which directors you would not consider retaining.

3.   Refer to the last bullet point on page 9. Provide further details about your settlement offer, including when it was made and how, and a description of all material elements of the proposal.

4.   Fill in the blanks throughout the proxy statement, including for the web site where these proxy materials will be posted.

Please promptly revise your proxy materials to address the comments above. If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263, or in my absence, Peggy Kim at (202) 551-3411.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions